UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                           Darling International Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    237266101
                                 (CUSIP Number)


                         Credit Lyonnais New York Branch
                              Attn: Jacques Busquet
                           1301 Avenue of the Americas
                            New York, New York, 10019
                                 (212) 261-7850
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 3, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Credit Lyonnais New York Branch
              13-2674617

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |_|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

                               7       SOLE VOTING POWER

    NUMBER OF SHARES                   3,034,923 (1)
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8       SHARED VOTING POWER
          WITH
                                       0

                               9       SOLE DISPOSITIVE POWER

                                       3,034,923 (1)

                               10      SHARED DISPOSITIVE POWER

                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,034,923 (1)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.8%  (1)

     14       TYPE OF REPORTING PERSON*

              BK

(1) On June 19, 2003, Credit Agricole S.A. ("CASA") acquired a controlling interest in Credit Lyonnais S.A. ("Credit Lyonnais") pursuant to the final settlement of a tender offer for the shares of Credit Lyonnais (the "Tender Offer"). As a result of the Tender Offer, CASA, for purposes of the federal securities laws, controls Credit Lyonnais New York Branch. CASA, through its wholly-owned subsidiary Credit Agricole Indosuez, beneficially owned, but through the sale described in Item 5(c) has disposed of, 2,075,782 shares of the Common Stock of the Issuer, which represented approximately 3.3% of the outstanding shares of Common Stock.


                         AMENDMENT NO. 2 TO SCHEDULE 13D

     The Schedule 13D relating to Issuer, as amended by Amendment No. 1, is hereby amended as set forth below.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

     Item 5 is hereby amended in its entirety as follows:

     (a) and (b) As of December 3, 2003, Credit Lyonnais New York Branch beneficially owned 3,034,923 shares of Common stock (or 4.8% of the outstanding Common Stock) of the Issuer, as follows:

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
                            Sole               Shared        Sole Dispositive         Shared        % of Common Stock
                           Voting              Voting              Power        Dispositive Power
                            Power              Power
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Credit Lyonnais New       3,034,923              0               3,034,923              0                 4.8%
York Branch
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


     See also footnote 1 to rows 7, 9, 11, and 13 of the cover page.

     (c) On December 3, 2003, Credit Lyonnais New York Branch sold 1,324,218 shares of Common Stock at a price of $2.82 per share net of broker's commission. On December 3, 2003, Credit Agricole Indosuez sold 2,075,782 shares of common stock at a price of $2.82 per share net of broker's commission. The shares were sold on the AMEX through a broker.

     See also footnote 1 to rows 7, 9, 11, and 13 of the cover page.

     (d) Not applicable.

     (e) Credit Lyonnais New York Branch ceased to be the beneficial owner of more than five percent of the Common Stock on December 3, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 5, 2003

                                            Credit Lyonnais New York Branch

                                            By: /s/ Jacques Busquet
                                                -------------------
                                                Name:  Jacques Busquet
                                                Title: Executive Vice President